Exhibit 2.1
ASSET PURCHASE AGREEMENT
by and between
VERSO TECHNOLOGIES, INC.
as “Buyer”
and
PARADYNE NETWORKS, INC.
as “Seller”
As of December 29, 2006

ASSET PURCHASE AGREEMENT
          This Asset Purchase Agreement (the “Agreement”), dated as of December 29, 2006, is by and between Verso Technologies, Inc., a Minnesota corporation (“Buyer”), Paradyne Networks, Inc., a Delaware corporation (“Seller”), and, for the limited purposes of being bound by Sections 9.1(b), 9.1(c) and 9.5 hereof, Zhone Technologies, Inc., a Delaware corporation (“Zhone”).
WITNESSETH
          WHEREAS, Seller owns certain assets that it uses in the conduct of the Business (as defined below); and
          WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the Purchased Assets (as defined below), upon the terms and subject to the conditions of this Agreement.
          NOW, THEREFORE, in consideration of the respective covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I.
DEFINITIONS
     1.1 Defined Terms. As used herein, the terms below shall have the following meanings. Any of such terms, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference.
          “Action” shall mean any action, claim, suit, litigation or proceeding filed with any federal, state or local court or governmental authority.
          “Books and Records” shall mean all books and records of Seller relating primarily to the Business, including all product designs and customer and supplier lists of the Business.
          “Business” shall mean the business of manufacturing, selling and supporting the iMARC product line and the 7123 TI CSU/DSU product.
          “Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.
          “Contracts” shall mean all agreements, contracts, leases, licenses, instruments, obligations and commitments to which Seller is a party or is bound relating primarily to the operation of the Business, all of which are listed on Schedule 1.1 hereto; provided that in no event shall the Contracts include any of the Excluded Agreements.
          “Court Order” shall mean any judgment, writ, consent decree, injunction, determination, ruling or order of any federal, state or local court or governmental authority that is binding on any person or its property under applicable law.

          “Disclosure Letter” shall mean that certain Disclosure Letter dated as of the date hereof and delivered by Seller to Buyer on the date hereof in connection with this Agreement.
          “Encumbrance” shall mean any claim, lien, pledge, option, charge, easement, security interest, deed of trust, mortgage, encumbrance or other right of third parties.
          “Engineering Equipment” shall mean the Equipment listed under the heading “Engineering Equipment” on Schedule 1.1 hereto.
          “Epidemic Failure” shall mean the failure of any product of the Business to be free from defects in materials and workmanship where the number of failures attributable to an identical, repetitive defect exceeds five percent (5%) of the total units of such product shipped in any twelve (12) month period.
          “Equipment” shall mean all machinery, spare parts, and manufacturing and test equipment of Seller that are primarily used or held for use in connection with the operation of the Business.
          “Excluded Assets” shall mean all assets of Seller of whatsoever nature not listed on Schedule 1.1 hereto and not to be acquired by Buyer hereunder, including, without limitation:
          (a) all contracts, agreements and other commitments listed on Schedule 1.2 hereto (the “Excluded Agreements”);
          (b) all Retained IP, as defined in the License Agreement (the “Retained IP”);
          (c) all accounts receivable relating to the Business;
          (d) all cash (including petty cash), cash equivalents, bank accounts, deposits and similar accounts (whether maintained at a bank, savings and loan or other financial institution), marketable securities or any other cash deposits or marketable securities relating to the Business;
          (e) all rights under this Agreement and the other agreements related to this Agreement; and
          (f) all claims for refunds of taxes and other governmental charges or assessments paid by Seller and arising from or pertaining to periods, activities, operations or events relating to the Business occurring prior to the Closing Date.
          “Intellectual Property” shall mean the Retained IP and the Transferred IP, collectively.
          “Intellectual Property Rights” shall mean any or all of the following and all rights in, arising out of, or associated with: (a) all United States and foreign patents and utility models and applications therefor, including provisional applications and all reissues, divisions, re-examinations, renewals, extensions, continuations and continuations-in-part thereof; (b) all trademarks, service marks, trade dress, logos and trade names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith and all applications, registrations and renewals in connection therewith; (c) all rights in inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology and technical data; and (d) all copyrightable material, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world including moral rights.
          “Inventory” shall mean all inventory, raw materials, work in process, semi-finished goods and finished goods of Seller that are primarily used or held for use in connection with the operation of the Business.
          “IP Assignment Agreement” shall mean that certain Intellectual Property Assignment Agreement in the form attached hereto as Exhibit A.
          “Liabilities” shall mean any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, guaranty or endorsement of or by any person of any type, whether accrued, absolute, contingent, matured, unmatured or other.
          “License Agreement” shall mean that certain License Agreement in the form attached hereto as Exhibit B.
          “Manufacturing Equipment” shall mean the Equipment listed under the heading “Manufacturing Equipment” on Schedule 1.1 hereto.
          “Material Adverse Effect” shall mean (a) with respect to the Business or the Purchased Assets, any material adverse effect on or change in the Business and/or the Purchased Assets or on the ability of Seller to consummate the transactions contemplated hereby, and (b) with respect to Buyer, any material adverse effect or change in the assets, Liabilities or operations of Buyer or on the ability of Buyer to consummate the transactions contemplated hereby.
          “Ordinary Course of Business” or any similar phrase shall mean the ordinary course of the normal, day-to-day operations of the Business consistent in nature, scope and magnitude with the past practices of Seller; provided, however, any action taken by Seller that is expressly contemplated by this Agreement shall be deemed to be in the Ordinary Course of Business.
          “Purchased Assets” shall mean all of the assets, tangible and intangible, of Seller, wherever located, that are primarily used or held for use by Seller in the conduct of the Business as of the Closing Date, including, without limitation, the following assets, which are listed on Schedule 1.1 hereto:
          (a) all Contracts;
          (b) all Equipment;
          (c) all Inventory;

          (d) all Books and Records;
          (e) all Transferred IP; and
          (f) all claims of Seller against third parties relating to the Purchased Assets, whether choate or inchoate, known or unknown, contingent or noncontingent;
provided that in no event shall the Purchased Assets include the Excluded Assets.
          “Regulations” shall mean any laws, statutes, ordinances, regulations, rules, court decisions and orders of any foreign, federal, state or local government.
          “Representative” shall mean any officer, director, partner, manager, member, principal, attorney, agent, employee or other representative.
          “Schedule” shall mean a schedule to the Disclosure Letter.
          “Seller’s Knowledge” or “Known to Seller” or any similar phrase shall mean the actual knowledge of Kirk Misaka, Paul Castor or David Misunas, and the knowledge such person would reasonably be expected to have by virtue of such person’s title, position or duties performed for Seller in the Ordinary Course of Business.
          “Transferred IP” shall mean any Intellectual Property Rights owned by Seller and primarily used by Seller in the conduct of the Business prior to the Closing Date which are listed on Schedule 1.1 hereto; provided that in no event shall the Transferred IP include any of the Retained IP.
          “Unknown Assumed Liability” shall mean an Assumed Liability which satisfies both of the following conditions: (a) the Assumed Liability arises out of any Action that is commenced by a third party against Buyer during the fifteen (15) month period after the Closing Date but relates to Seller’s acts or omissions occurring prior to the Closing Date; and (b) such Assumed Liability described in the preceding clause (a) was not known to each of Buyer and Seller on or prior to the Closing Date.
     1.2 Other Defined Terms. The following terms shall have the meanings defined for such terms in the Sections set forth below:

Term	Section
Allocation	2.4
Assumed Liabilities	2.2
Business Employees	9.4	(a)
Buyer Employee Plans	9.4	(b)
Buyer Required Consents	7.4
Closing	3.1
Closing Date	3.1
Closing Payment	2.3	(a)
Competitive Business	9.5
Confidential Information	6.5	(a)

Term	Section
Damages	9.1	(b)
Disputed Inventory Payment	2.5
Excluded Liabilities	2.2
Inventory Auditor	2.5
Inventory Count	2.5
Inventory Date	2.5
Inventory Payment	2.5
Inventory Payment Date	2.5
IP Payment	2.3	(b)
IP Payment Date	2.3	(b)
IRS	2.4
Liability Threshold	9.1	(b)
Noncompete Parties	9.5
Noncompete Period	9.5
Objection Notice	2.5
Paradyne Marks	9.7
Purchase Price	2.3
Rejected Inventory	2.5
Required Financial Statements	9.8
SEC	9.8
Seller Required Consents	8.4
Transition Services	9.6	(a)
Transition Services Period	9.6	(a)
Verification Statement	2.5
ARTICLE II.
PURCHASE AND SALE OF PURCHASED ASSETS
     2.1 Sale of Assets. Upon the terms and subject to the conditions contained herein, (a) at the Closing, conditioned upon Seller’s receipt of the Closing Payment, Seller shall sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase and acquire from Seller, all of Seller’s right, title and interest as of the Closing Date in and to the Engineering Equipment (including all Contracts and Books and Records relating thereto) and all Contracts listed as Service Agreements on Schedule 1.1A, for the consideration specified below in Section 2.3(a), (b) on the IP Payment Date, conditioned upon Seller’s receipt of the IP Payment, Seller shall sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase and acquire from Seller, all of Seller’s right, title and interest as of the IP Payment Date in and to the Transferred IP, for the consideration specified below in Section 2.3(b), and (c) on the Inventory Payment Date, conditioned upon Seller’s receipt of the Inventory Payment, Seller shall sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase and acquire from Seller, all of Seller’s right, title and interest as of the Inventory Payment Date in and to the Manufacturing Equipment and Inventory (including all Contracts and Books and Records relating thereto), for the consideration specified below in Section 2.3(c). For purposes of clarification, (i) if Buyer fails to deliver the Closing Payment on the Closing Date, then Seller shall not be obligated to sell and transfer to Buyer the Engineering Equipment (or any other Purchased Assets on any subsequent payment date), (ii) if Buyer fails to deliver the IP Payment on the IP Payment Date, then Seller shall not be obligated to sell and transfer to Buyer the Transferred IP (or any other Purchased

Assets on any subsequent payment date), and (iii) if Buyer fails to deliver the Inventory Payment on the Inventory Payment Date, then Seller shall not be obligated to sell and transfer to Buyer the Manufacturing Equipment or Inventory.
     2.2 Assumption of Liabilities. Upon the terms and subject to the conditions contained herein, effective as of the Closing, except with respect to Subsection (d) below which shall be effective as of the Inventory Date, Buyer shall assume and become responsible for the following Liabilities relating to the Business or the Purchased Assets (the “Assumed Liabilities”): (a) any and all Liabilities under the Contracts constituting Purchased Assets that arise or are required to be performed after the Closing; (b) any and all warranty, repair, service, technical assistance, training, marketing assistance and support obligations relating to the Business or the Purchased Assets arising in the Ordinary Course of Business out of warranties provided under Section 4.13 (including, without limitation, any such obligations arising from the Excluded Agreements) whether arising out of occurrences prior to, at or after the Closing; (c) any and all Liabilities related to or arising from Seller’s termination of the Business Employees (to the extent set forth on Schedule 2.2(c)) or Buyer’s employment of the Business Employees at or after the Closing; (d) all financial and purchasing commitments made by Seller or Seller’s affiliate with suppliers or contract manufacturers of the Business prior to the Inventory Date to the extent set forth on Schedule 2.2(d) as updated by Seller and provided to Buyer from time to time; and (e) subject to Section 9.1(c), any and all other Liabilities, including without limitation, for tort, product liability, intellectual property infringement or other claims relating to the Business or the Purchased Assets whether arising out of occurrences prior to, at or after the Closing. Notwithstanding the foregoing, Buyer shall not assume or otherwise become responsible for (A) any Liabilities under the Contracts assumed by Buyer that arise after the Closing but that arise out of or relate to any breach by Seller that occurred prior to the Closing, (B) any accounts payable or license fees relating to the operation of the Business by Seller prior to the Closing, (C) any taxes relating to the operation of the Business by Seller prior to the Closing, (D) any Liabilities of Seller relating to its employees, whether or not associated with the Business (excluding the Liabilities specifically enumerated in Section 2.2(c)), (E) performance obligations of Seller under the Excluded Agreements relating to any stock rotation rights or distributor return rights (other than a right of return pursuant to a warranty, repair or service obligation) or other performance obligations of Seller to the contracting parties under the Excluded Agreement subsequent to the Closing that are not in the nature of the performance obligations to be assumed by Buyer under this Agreement, or (F) any Liabilities of Seller other than the Assumed Liabilities (collectively, the “Excluded Liabilities”).
     2.3 Purchase Price. Buyer shall make the following payments to Seller (or Seller’s affiliate, as designated by Seller) (collectively, the “Purchase Price”):
          (a) At the Closing, cash in the amount of One Million Dollars ($1,000,000), payable by wire transfer to an account designated by Seller not later than two (2) business days prior to the Closing Date (the “Closing Payment”);
          (b) On January 19, 2007 (the “IP Payment Date”), cash in the amount of One Million Five Hundred Thousand Dollars ($1,500,000), payable by wire transfer to an account designated by Seller not later than two (2) business days prior to the IP Payment Date (the “IP Payment”); and

          (c) On the Inventory Payment Date, cash in the amount of the Inventory Payment, less adjustments under Section 9.4, payable by wire transfer to an account designated by Seller not later than two (2) business days prior to the Inventory Payment Date.
     2.4 Purchase Price Allocation. Within thirty (30) days of the Closing, Seller shall prepare a schedule setting forth a proposed tax allocation of the Purchase Price (plus Assumed Liabilities) to the Purchased Assets in a manner consistent with Section 1060 of the Code and shall deliver such schedule to Buyer for its review and approval. Buyer and Seller agree to use all reasonable efforts to resolve any disagreements regarding such allocation as soon as practicable thereafter, but in no event later than thirty (30) days subsequent to the date that Seller delivers such allocation. In the event that Buyer and Seller are able to agree upon such allocation (such final, mutually agreed upon allocation of the Purchase Price referred to herein as the “Allocation”), then (a) the Allocation shall be conclusive and binding upon Buyer and Seller for all purposes, (b) Buyer and Seller agree that all returns and reports and all financial statements shall be prepared in a manner consistent with (and Buyer and Seller shall not otherwise file a tax return position inconsistent with) the Allocation unless required by the Internal Revenue Service (“IRS”) or any other applicable taxing authority, and (c) Buyer and Seller shall each prepare and file on a timely basis with the IRS substantially identical initial and supplemental IRS Forms 8594 “Asset Acquisition Statements Under Section 1060” consistent with the Allocation. Not later than ten (10) business days prior to the filing of their respective Forms 8594 relating to this transaction, each of Buyer and Seller shall deliver to the other party a copy of its Form 8594.
     2.5 Inventory. Following the Closing upon reasonable notice to Seller, Buyer shall be entitled to review Seller’s Inventory and Seller’s records with respect thereto and may reject and elect not to purchase any such Inventory that, in Buyer’s reasonable good faith determination, is of a quality or quantity that is not usable or, with respect to finished goods, saleable, in the Ordinary Course of Business (all such inventory, “Rejected Inventory”). Prior to and in connection with the Inventory Count conducted pursuant hereto, Buyer and Seller shall cooperate in seeking to identify all Rejected Inventory. On or prior to June 30, 2007 (the “Inventory Date”), Seller and Buyer shall, in accordance with Schedule 2.5 hereto, conduct (or cause to be conducted) a physical count (the “Inventory Count”) of the Inventory. At least two (2) business days prior to the Inventory Date, Seller shall deliver to Buyer an inventory list of the Inventory reflecting each item of Inventory and the inventory count for such item according to Seller’s inventory records. The “Inventory Payment” shall be equal to the aggregate inventory value of the Inventory determined pursuant to the Inventory Count where such Inventory is valued as set forth on Schedule 2.5. Buyer shall pay Seller the Inventory Payment in cash by wire transfer no later than the second (2nd) business day following the Inventory Date (subject, in the event of a dispute over the Inventory Payment, to the last sentence of this Section 2.5, the “Inventory Payment Date”). If Seller and Buyer are not able to agree upon the Inventory Payment or the valuation or count for any item of Inventory in accordance with Schedule 2.5, then Buyer shall immediately pay Seller the undisputed amount thereof, and the disputed amount (the “Disputed Inventory Payment”) shall be referred to Grant Thornton LLP or another mutually agreeable audit partner (the “Inventory Auditor”). Within ten (10) business days following the Inventory Payment Date, the Inventory Auditor shall deliver to Seller and Buyer its report with respect to the determination of the Disputed Inventory Amount (the “Verification Statement”). The Verification Statement shall be final and binding on the parties hereto unless Seller or Buyer, within ten (10) business days of its receipt thereof, gives written notice to the other specifying in reasonable detail its objections thereto (the “Objection Notice”). Seller and Buyer will negotiate in good faith the resolution of the matters set forth in the Objection Notice for a period of ten (10) business days. If Seller and Buyer are unable to reach an agreement during such period, then Seller and Buyer shall submit such matters to arbitration for final resolution. The fees and expenses of the Inventory Auditor, or any other arbitrator, shall be borne equally by Buyer and Seller. Buyer shall pay Seller the final determination of the Disputed Inventory Amount within two (2) business days following such final determination, by wire transfer, together with interest thereon from and after the Closing Date at the rate equal to the prime rate of Bank of America, N.A. as announced from time to time during the period following the Closing Date through the date of such payment (with the due date for such payment being deemed the “Inventory Payment Date” for purposes hereof).
ARTICLE III.
CLOSING
     3.1 Closing. The closing of the transactions contemplated hereby (the “Closing”) shall be held at the offices of Latham & Watkins LLP, 12636 High Bluff Drive, Suite 400, San Diego, CA 92130 effective as of 11:59 p.m. PST on December 29, 2006 (the “Closing Date”).
     3.2 Closing Transactions. Upon the terms and subject to the conditions set forth in this Agreement, following execution of this Agreement and simultaneously with the Closing:
          (a) To effect the sale and transfer referred to in Section 2.1(a), Seller shall execute and deliver or cause to be executed and delivered to Buyer:
     (i) a Bill of Sale in the form of Exhibit C attached hereto, conveying all of Seller’s owned personal property included in the Engineering Equipment; and
     (ii) an Assignment of Contracts in the form of Exhibit D attached hereto, to the extent necessary to assign all Contracts listed as Service Agreements on Schedule 1.1A and all Contracts (if any) included in the Engineering Equipment.
          (b) To effect the assumption of Liabilities by Buyer referred to in Section 2.2, Buyer shall execute and deliver to Seller an Assumption of Liabilities in the form of Exhibit E attached hereto, evidencing Buyer’s assumption of the Assumed Liabilities.
          (c) Buyer shall deliver the Closing Payment to Seller in accordance with Section 2.3(a).
          (d) Buyer and Seller shall execute and deliver the License Agreement.
          (e) Buyer and Seller shall execute and deliver the Adaptation of Reseller Agreement between the parties in the form of Exhibit F attached hereto.
          (f) Seller shall file (where necessary) all documents necessary to release the Purchased Assets from all Encumbrances.
          (g) Buyer shall deliver to Seller the certificate described in Section 7.1.

          (h) Seller shall deliver to Buyer the certificate described in Section 8.1.
     3.3 IP Closing. To effect the sale and transfer referred to in Section 2.1(b), on the IP Payment Date, conditioned upon Seller’s receipt of the IP Payment, Seller shall execute and deliver to Buyer the IP Assignment Agreement.
     3.4 Inventory Closing. To effect the sale and transfer referred to in Section 2.1(c), on the Inventory Payment Date, conditioned upon Seller’s receipt of the Inventory Payment, Seller shall execute and deliver to Buyer (a) a Bill of Sale in the form of Exhibit C, conveying all of Seller’s owned personal property included in the Manufacturing Equipment and Inventory, and (b) an Assignment of Contracts in the form of Exhibit D, to the extent necessary to assign all Contracts included in the Manufacturing Equipment and Inventory.
     3.5 Form of Instruments. To the extent that a form of any document to be delivered hereunder is not attached as an exhibit hereto, such documents shall be in form and substance, and shall be executed and delivered in a manner, reasonably satisfactory to Buyer and Seller.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF SELLER
     4.1 Making of Representations and Warranties. As a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, Seller hereby makes to Buyer the representations and warranties contained in this Article IV.
     4.2 Organization of Seller. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.
     4.3 Authority of Seller. Seller has the power and authority to enter into this Agreement and each agreement, document and instrument to be executed and delivered by Seller pursuant to this Agreement and to carry out the transactions contemplated hereby or thereby. The execution, delivery and performance by Seller of this Agreement and each such other agreement, document and instrument to which Seller is a party have been duly authorized by all necessary action of Seller, and no other action on the part of Seller is required in connection therewith. This Agreement and each agreement, document and instrument executed and delivered by Seller pursuant to this Agreement constitute, or when executed and delivered will constitute, valid and binding obligations of Seller enforceable against Seller in accordance with their terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity, including, without limitation, the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law. Except as set forth on Schedule 4.3, the execution, delivery and performance by Seller of this Agreement and each such agreement, document and instrument to which Seller is a party:
          (a) do not and will not violate any provision of Seller’s Certificate of Incorporation or Bylaws, each as amended to date;
          (b) do not and will not violate any laws of the United States, or any state or other jurisdiction applicable to Seller or require Seller to obtain any approval, consent or waiver of, or make any filing with, any person or entity (governmental or otherwise) that has not been obtained or made or otherwise expressly set forth in this Agreement, except where such violation, or failure to obtain such approval, consent or waiver, or to make such filing, would not have a Material Adverse Effect; and
          (c) do not and will not result in a breach of, constitute a default under, accelerate any obligation under, give Seller or any other person the right to exercise any remedy under, or give rise to a right of termination, modification or cancellation of any Contract to which Seller is a party or by which the Purchased Assets are bound or affected, or result in the creation or imposition of any Encumbrance on any of the Purchased Assets, except where such breach, default, acceleration or exercise of right of termination would not have a Material Adverse Effect.
     4.4 Title to Assets. Except as set forth on Schedule 4.4, Seller has and will transfer to Buyer good and marketable title to the Purchased Assets, and upon the consummation of the transactions contemplated hereby, Buyer will acquire good and marketable title to the Purchased Assets, free and clear of any Encumbrances.
     4.5 Sufficiency of Assets. Except as set forth on Schedule 4.5, the Purchased Assets (together with the Retained IP) constitute all of the assets, tangible and intangible, of any nature whatsoever, necessary to operate the Business in the manner currently operated by Seller. The Manufacturing Equipment constitutes all of the assets necessary to test and manufacture the iMarc product line and the 7123 TI CSU/DSU product line.
     4.6 Inventory. All items included in the Inventory are free of defects and consist of a quality and quantity usable and, with respect to finished goods, saleable, in the Ordinary Course of Business, except where such defects or lack of quality or quantity would not have a Material Adverse Effect. Seller is not in possession of any Inventory not owned by Seller, including Inventory held on consignment or goods already sold.
     4.7 Contracts.
          (a) (i) All of the Contracts are valid and in full force and effect and have not been modified or amended except as set forth therein, (ii) Seller has performed all obligations imposed on it thereunder, and (iii) there are not, under any of such Contracts, any defaults or events of default on the part of Seller or, to Seller’s Knowledge, any other party thereto, except in the case of clauses (ii) and (iii) as would not have a Material Adverse Effect.
          (b) With respect to the Contracts, Seller has not received written notice nor has Knowledge that any party to any such Contract intends to cancel, terminate, refuse to renew or materially reduce its commitment under such Contract or to exercise or decline to exercise any option under any Contract or right thereunder.
     4.8 Intellectual Property.
          (a) Except as set forth on Schedule 4.8, Seller owns all right, title and interest in and to, or is licensed or otherwise possesses a valid and enforceable right to use, all of the

Intellectual Property, and no Action to the contrary by any other person to the rights of Seller with respect to the foregoing is pending or, to Seller’s Knowledge, threatened in writing.
          (b) To Seller’s Knowledge, there is no unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property by any third party, or any third- party Intellectual Property Rights by Seller, in each case relating to the operation of the Business, other than any such unauthorized use, disclosure, infringement or misappropriation that would not have a Material Adverse Effect.
          (c) Schedule 4.8 lists (i) all patents and patent applications and all registered trademarks, service marks and copyrights contained in the Transferred IP, the jurisdictions in which each such Intellectual Property Right has been issued or registered or in which any application for such issuance and registration has been filed, and the nature and extent of the ownership interest or other right held by Seller in each such Intellectual Property Right; and (ii) any Action pending as of the date hereof before any governmental entity related to any of the Transferred IP. Except as set forth on Schedule 4.8, Seller owns exclusively all Transferred IP.
     4.9 Litigation. Except as set forth on Schedule 4.9, Seller is not a party to any pending, or to Seller’s Knowledge, threatened Action that relates to the Business nor to Seller’s Knowledge are there any facts or circumstances that would reasonably be expected to result in Seller being a party to any Action which would have a Material Adverse Effect.
     4.10 Compliance with Laws. Seller is in compliance with all applicable Regulations and Court Orders promulgated by any federal, state or local court or governmental authority that apply to Seller in respect of the Business, except where such noncompliance would not have a Material Adverse Effect.
     4.11 Finder’s Fee. Seller has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Buyer could become liable or obligated.
     4.12 Sales Information. Seller has provided Buyer with sales and margin data for products within the Business by customer and part number for the period from January 1, 2006 through September 30, 2006. Such sales and margin data are accurate in all material respects.
     4.13 Product Warranties. Seller has provided Buyer with (a) copies of all unexpired product warranties issued by Seller for products of the Business and (b) summaries of warranty claims made with respect to products sold by Seller in the Business since January 1, 2006. Such copies of warranties and summaries of warranty claims are accurate in all material respects. Except as set forth on Schedule 4.13, Seller has not experienced any Epidemic Failure and has not been subject to any pending or, to Seller’s Knowledge, threatened product liability claims.
     4.14 Conduct of the Business. Since September 30, 2006, Seller has conducted the Business in the Ordinary Course of Business.
     4.15 No Implied Warranties. THE PARTIES HERETO ACKNOWLEDGE AND AGREE THAT NO REPRESENTATION, WARRANTY, COVENANT OR AGREEMENT, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, HAS BEEN MADE OR

RELIED UPON BY ANY PARTY HERETO OTHER THAN THOSE EXPRESSLY SET FORTH IN THIS AGREEMENT, INCLUDING THE EXHIBITS AND SCHEDULES HERETO. SELLER SPECIFICALLY DISCLAIMS ANY AND ALL IMPLIED WARRANTIES, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.
ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF BUYER
     5.1 Making of Representations and Warranties. As a material inducement to Seller to enter into this Agreement and consummate the transactions contemplated hereby, Buyer hereby makes the representations and warranties to Seller contained in this Article V.
     5.2 Organization of Buyer. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Minnesota.
     5.3 Authority of Buyer. Buyer has the power and authority to enter into this Agreement and each agreement, document and instrument to be executed and delivered by Buyer pursuant to this Agreement and to carry out the transactions contemplated hereby or thereby. The execution, delivery and performance by Buyer of this Agreement and each such other agreement, document and instrument to which Buyer is a party have been duly authorized by all necessary action of Buyer, and no other action on the part of Buyer is required in connection therewith. This Agreement and each agreement, document and instrument executed and delivered by Buyer pursuant to this Agreement constitute, or when executed and delivered will constitute, valid and binding obligations of Buyer enforceable against Buyer in accordance with their terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity, including, without limitation, the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law. The execution, delivery and performance by Buyer of this Agreement and each such agreement, document and instrument:
          (a) do not and will not violate any provision of Buyer’s Articles of Incorporation or Bylaws, each as amended to date;
          (b) do not and will not violate any laws of the United States, or any state or other jurisdiction applicable to Buyer or require Buyer to obtain any approval, consent or waiver of, or make any filing with, any person or entity (governmental or otherwise) that has not been obtained or made or otherwise expressly set forth in this Agreement, except where such violation, or failure to obtain such approval, consent or waiver, or to make such filing, would not have a Material Adverse Effect; and
          (c) except as set forth on Schedule 5.3(c), do not and will not result in a breach of, constitute a default under, accelerate any obligation under, give Buyer or any other person the right to exercise any remedy under, or give rise to a right of termination, modification or cancellation of any contract to which Buyer is a party or by which the property of Buyer is bound or affected, or result in the creation or imposition of any Encumbrance on any of Buyer’s assets, except where such breach, default, acceleration or exercise of right of termination would not have a Material Adverse Effect.
     5.4 Finder’s Fee. Buyer has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Seller could become liable or obligated.
     5.5 Acknowledgements. Buyer acknowledges that (a) Seller has made no representation or warranty, written or oral, statutory, express or implied, as to the accuracy or completeness of any information regarding Seller, the Business or the Purchased Assets, not included in this Agreement (including the exhibits and schedules hereto), and (b) except as expressly set forth in this Agreement, the Purchased Assets are being sold to Buyer on an “as is, where is” basis.
ARTICLE VI.
COVENANTS
     6.1 Further Assurances. Upon the terms and subject to the conditions contained herein, Buyer and Seller shall, both before and after the Closing, (a) use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, (b) execute any documents, instruments or conveyances of any kind that may be reasonably necessary or advisable to carry out any of the transactions contemplated hereunder, and (c) cooperate with each other in connection with the foregoing.
     6.2 Conduct of Business. Except as otherwise contemplated by the terms of this Agreement, between the date of this Agreement and the Closing Date, Seller shall:
          (a) Use all reasonable efforts to protect, maintain in good operating condition and repair (normal wear and tear excepted) and preserve its ownership of the Purchased Assets;
          (b) Not enter into, materially modify, terminate or renew any Contract included in the Purchased Assets, except in the Ordinary Course of Business;
          (c) Not sell, assign, transfer, convey, lease, mortgage, pledge or otherwise dispose of or encumber any of the Purchased Assets, except for Inventory in the Ordinary Course of Business;
          (d) Not incur any Liability relating to the Business that will constitute an Assumed Liability, except in the Ordinary Course of Business;
          (e) Use all reasonable efforts to preserve the goodwill of all suppliers, customers, independent contractors and others having business relations with the Business; and
          (f) Permit Buyer and its authorized Representatives during normal business hours to have access to all of the Books and Records, Contracts and documents relating to the Business and furnish to Buyer or its authorized Representatives such financial and other information with respect to the Business as Buyer may from time to time reasonably request.

     6.3 No Solicitation of Other Offers. Neither Seller nor any of its Representatives shall, directly or indirectly, solicit, encourage, assist, initiate discussions or engage in negotiations with, provide any information concerning the operations, properties or assets of the Business, or enter into any agreement or transaction with, any person, other than Buyer, relating to the possible acquisition of the Business or all or substantially all of the Purchased Assets, except for the sale of Inventory in the Ordinary Course of Business.
     6.4 Notification of Certain Matters. From the date hereof through the Closing, Buyer and Seller shall give prompt notice to the other of (a) the occurrence, or failure to occur, of any event which occurrence or failure to occur would be reasonably likely to cause any representation or warranty contained in this Agreement or in any exhibit or schedule hereto to be untrue or inaccurate in any material respect and (b) any failure of such party, or any of its respective Representatives, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any exhibit or schedule hereto; provided, however, that such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant or agreement or to satisfy any condition.
     6.5 Preservation of Confidentiality.
          (a) In connection with the negotiation of this Agreement and the preparation for the consummation of the transactions contemplated hereby, the parties acknowledge that each has had access to information relating to the other party that is either non-public, confidential or proprietary in nature. Such information, together with all analyses, compilations, data, studies or other documents prepared by the parties or any of their respective Representatives containing or based in whole or in part on any such furnished information or reflecting Buyer’s review of, or interest in, Seller is hereinafter referred to as “Confidential Information.”
          (b) Subject to the requirements of applicable law or any order of a governmental authority, each party hereby agrees to (i) treat the Confidential Information of the other party as confidential and use the same standard of care in handling such information as it uses with respect to its own confidential information, but in no event less than a reasonable standard of care, (ii) use such Confidential Information solely in connection with the consummation of the transactions contemplated by this Agreement and (iii) transmit such Confidential Information only to its Representatives who in its reasonable opinion need to know such Confidential Information.
ARTICLE VII.
CONDITIONS TO SELLER’S OBLIGATIONS
          The obligations of Seller to consummate the transactions contemplated hereby are subject, in the discretion of Seller, to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived in writing by Seller:
     7.1 Representations, Warranties and Covenants. All representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date, except as and to the extent that the facts and conditions upon which such representations and warranties are based are expressly required or permitted to be changed by the terms hereof, and Buyer shall have performed and satisfied in all material respects all agreements and covenants required hereby to be performed by it prior to or on the Closing Date. Buyer shall have delivered a certificate to Seller to the effect that each of the conditions set forth in this Section 7.1 is satisfied in all respects.
     7.2 No Actions or Court Orders. No Action by any governmental authority or other person shall have been instituted or threatened that questions the validity or legality of the transactions contemplated hereby and that could reasonably be expected to materially damage Seller if the transactions contemplated hereunder are consummated. There shall not be any Regulation or Court Order that makes the purchase and sale of the Business or the Purchased Assets contemplated hereby illegal or otherwise prohibited.
     7.3 No Material Adverse Change. Since September 30, 2006, there shall not have been any change in the assets, Liabilities or operations of Buyer that would have a Material Adverse Effect.
     7.4 Consents. Buyer shall have obtained the third-party consents, approvals or authorizations set forth on Schedule 5.3(c) (the “Buyer Required Consents”).
ARTICLE VIII.
CONDITIONS TO BUYER’S OBLIGATIONS
          The obligations of Buyer to consummate the transactions contemplated hereby are subject, in the discretion of Buyer, to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived in writing by Buyer:
     8.1 Representations, Warranties and Covenants. All representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date, except as and to the extent that the facts and conditions upon which such representations and warranties are based are expressly required or permitted to be changed by the terms hereof, and Seller shall have performed and satisfied in all material respects all agreements and covenants required hereby to be performed by it prior to or on the Closing Date. Seller shall have delivered a certificate to Buyer to the effect that each of the conditions set forth in this Section 8.1 is satisfied in all respects.
     8.2 No Actions or Court Orders. No Action by any governmental authority or other person shall have been instituted or threatened that questions the validity or legality of the transactions contemplated hereby and that could reasonably be expected to materially damage Buyer, the Purchased Assets or the Business if the transactions contemplated hereunder are consummated. There shall not be any Regulation or Court Order that makes the purchase and sale of the Business or the Purchased Assets contemplated hereby illegal or otherwise prohibited.
     8.3 No Material Adverse Change. Since September 30, 2006, there shall not have been any change in the Business or the Purchased Assets that would have a Material Adverse Effect.
     8.4 Consents. Seller shall have obtained the third-party consents, approvals or authorizations set forth on Schedule 4.3, except where the failure to do so would not have a Material Adverse Effect on the Business or the Purchased Assets; provided, however, that, in all events, Seller shall have obtained those third-party consents, approvals or authorizations set forth on Schedule 8.4 (the “Seller Required Consents”).
ARTICLE IX.
RIGHTS AND OBLIGATIONS SUBSEQUENT TO CLOSING
     9.1 Survival.
          (a) All representations, warranties, covenants and obligations in this Agreement and each such agreement, document and instrument to which Buyer or Seller is a party, the Disclosure Letter, the certificates delivered pursuant to Sections 7.1 and 8.1 and any other certificate or document delivered pursuant to this Agreement shall survive the Closing Date for a period of (and claims based upon or arising out of such representations, warranties, covenants and obligations may only be asserted before the date which is) fifteen (15) months after the Closing Date; provided that any covenants or obligations which by their terms expressly contemplate performance beyond such period shall survive for the remainder of the contemplated performance period; provided further that any limitations on survival shall not apply to Assumed Liabilities or Excluded Liabilities, which shall be indefinitely retained by Buyer or Seller, respectively (subject to Section 9.1(c)). The waiver of any condition based upon the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect any remedy based upon such representations, warranties, covenants and obligations.
          (b) In no event shall the liability of any party hereunder, arising out of the breach of any representation, warranty, covenant or obligation, or otherwise, exceed the Purchase Price. In addition, each party agrees to indemnify and hold harmless the other party for any loss, Liability, claim, damage, expense (including reasonable costs of investigation and defense and reasonable attorneys’ fees and expenses), whether or not involving a third-party claim (collectively, “Damages”), arising from or in connection with any breach of any (i) representation or warranty made by the other party or (ii) covenant or obligation of the other party, in each case in this Agreement and each such agreement, document and instrument to which Buyer or Seller is a party, the Disclosure Letter, the certificates delivered pursuant to Sections 7.1 and 8.1 and any other certificate or document delivered pursuant to this Agreement. No party shall be entitled to recover for any Damages until such time as the total for all Damages incurred by such party in the aggregate exceeds $25,000 (the “Liability Threshold”), at which time the non-breaching party shall be entitled to seek recovery for all such Damages in excess of the Liability Threshold; provided that (i) to the extent any representation, warranty, covenant or obligation is qualified by materiality or “Material Adverse Effect,” such qualifications shall be disregarded for purposes of determining the amount of Damages but shall apply for purposes of determining whether a breach of such representation, warranty, covenant or obligation has occurred; and (ii) subject to Section 9.1(c), the Liability Threshold and cap on indemnification shall not apply to Assumed Liabilities or Excluded Liabilities. Any Liabilities shall be net of any insurance recovery by the non-breaching party. Zhone guarantees the due and punctual performance of Seller’s obligations under this Section 9.1(b).
          (c) Notwithstanding the foregoing, in the case of an Unknown Assumed Liability, such Unknown Assumed Liability shall remain the sole responsibility of Buyer,

provided that, Seller shall cooperate in all reasonable respects with Buyer’s efforts to resolve such Unknown Assumed Liability following the Closing, provided that Buyer shall have given Seller notice thereof prior to the date which is fifteen (15) months after the Closing Date. In addition, if Buyer both: (i) notifies Seller of an Action resulting from such Unknown Assumed Liability promptly after receipt of notice thereof by Buyer (except where the failure to so promptly notify Seller would not prejudice Seller’s rights hereunder); and (ii) provides Seller and/or Zhone with the opportunity (but not the obligation) to participate, at Seller’s sole cost and expense, in the defense and settlement of such Action, then any Damages awarded against Buyer by a court of competent jurisdiction directly as a result of the Unknown Assumed Liability, or Damages which are otherwise to be paid by Buyer pursuant to a settlement with such third party as a result of the Unknown Assumed Liability shall be paid as follows: (i) Buyer shall be solely responsible for the first $500,000 of Damages in the aggregate; (ii) Buyer and Seller shall share equally any Damages aggregating in excess of $500,000 up to a maximum amount of $2,500,000 in the aggregate; and (iii) Buyer shall be solely responsible for any Damages in excess of $2,500,000 in the aggregate. For purposes of clarification, Seller’s maximum liability under this Section 9.1(c) shall equal $1,000,000 (50% x ($2,500,000 — $500,000)). Any payments by Seller under this Section 9.1(c) shall be applied toward its maximum liability under Section 9.1(b), such that in no event shall the total of all payments by Seller under Sections 9.1(b) and 9.1(c) exceed the Purchase Price. Notwithstanding anything herein to the contrary, (1) Buyer may settle or resolve any such Unknown Assumed Liability in its sole and absolute discretion provided that Seller is not responsible for any of the Damages arising therefrom under this Section 9.1(c); and (2) if Seller is responsible for any of the Damages arising from any such Unknown Assumed Liability under this Section 9.1(c), then Seller shall not be liable for any settlement of any Action effected with respect to such Unknown Assumed Liability without Seller’s written consent which consent shall not be unreasonably denied, withheld or delayed. If such Damages result from a breach by Seller of any representation, warranty, covenant or obligation, such that Buyer would be entitled to indemnification under Section 9.1(b) with respect thereto, then Section 9.1(b) shall apply in lieu of this Section 9.1(c). Zhone guarantees the due and punctual performance of Seller’s obligations under this Section 9.1(c).
     9.2 Consents to Assignment. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Contract or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a third party thereto, would constitute a default thereof or in any way materially adversely affect the rights or obligations of Buyer thereunder. With respect to any such Contract, Seller shall use all reasonable efforts, with Buyer’s reasonable cooperation, to obtain the consent of the other parties to such Contract for the assignment thereof to Buyer, or confirmation from such parties that such consent is not required. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would affect the rights thereunder so that Buyer would not receive all such rights, then Seller shall cooperate with Buyer, in all reasonable respects, to provide to Buyer the benefits under any such Contract, it being understood, however, that (a) nothing in this Section 9.2 shall be deemed to satisfy the condition in Section 8.4 with respect to the Seller Required Consents, and (b) Seller shall not be required to make any payments or agree to any material undertakings in connection with its obligations in this Section 9.2.

     9.3 Books and Records; Tax Matters; Liabilities.
          (a) Books and Records. Each party shall cooperate with and make available to the other party, during normal business hours, all Books and Records, information and employees (without substantial disruption of employment) retained and remaining in existence after the Closing that are necessary or useful in connection with any tax inquiry, audit, investigation or dispute, any litigation or investigation or any other matter requiring any such Books and Records, information or employees for any reasonable business purpose. The party requesting any such Books and Records, information or employees shall bear all of the out-of-pocket costs and expenses (including, without limitation, attorneys’ fees, but excluding reimbursement for employee salaries and benefits) reasonably incurred in connection with providing such Books and Records, information or employees.
          (b) Tax Matters. The parties shall (i) each provide the other with such assistance as may reasonably be requested by either of them in connection with the preparation of any tax return, audit or other examination by any taxing authority or judicial or administrative proceedings relating to Liability for taxes, (ii) each retain and provide the other with any records or other information that may be relevant to such tax return, audit or examination, proceeding or determination, and (iii) each provide the other with any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any tax return of the other for any period. Without limiting the generality of the foregoing, the parties shall each retain, until the applicable statutes of limitation (including any extensions) have expired, copies of all tax returns, supporting work schedules and other records or information that may be relevant to such tax returns for all tax periods or portions thereof ending on or before the Closing Date and shall not destroy or otherwise dispose of any such records without first providing the other party with a reasonable opportunity to review and copy the same.
          (c) Liabilities. Following the Closing, Buyer shall pay or perform, or cause to be paid or performed, when due all of the Liabilities of Seller that constitute Assumed Liabilities, and shall hold Seller harmless from same. Seller shall hold Buyer harmless from any Liabilities of Seller that constitute Excluded Liabilities.
     9.4 Employee Matters.
          (a) At the Closing, Buyer shall offer employment to Dennis Fowler and William Heberling (the “Business Employees”) at substantially the same level of responsibility and at substantially the same level of salary and other benefits as such Business Employees have immediately prior to the Closing. Seller agrees that if a Business Employee voluntary terminates his employment with Buyer prior to the Inventory Payment Date (other than at the recommendation of Buyer or due to Buyer’s failure to comply with its obligations under the first sentence of this Section 9.4(a)), Buyer shall be entitled to a pro rata credit against the Inventory Payment which shall be equal to the amount of the severance, accrued vacation and accrued personal time paid by Buyer to such Business Employee pursuant to Schedule 2.2(c) multiplied by a fraction, the numerator of which will be 180 minus the number of days in which he was an employee of Buyer, and the denominator of which shall be 180 days.

          (b) At the Closing, to the extent any Business Employee accepts employment with Buyer, Buyer shall enroll such Business Employee in the Buyer plans, programs, policies, practices, agreements or other arrangements providing for employment, compensation, retirement, deferred compensation, severance, separation, termination pay, bonus, incentive, stock option, stock purchase, fringe benefits, cafeteria benefits or other benefits, whether written or unwritten, including each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (the “Buyer Employee Plans”), to the extent applicable, which are provided to similarly situated employees of Buyer based on levels of responsibility. Buyer shall use commercially reasonable efforts to cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Buyer to be waived with respect to the Business Employees and their eligible dependents, giving each Business Employee credit for the plan year towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred during such plan year for which payment has been made, and giving the Business Employees service credit for their employment with Seller for eligibility and vesting purposes under any such applicable Buyer Employee Plan, as if such service had been performed with Buyer.
     9.5 Covenant Not to Compete. For a period from the Closing Date to the earlier of either: (i) two (2) years from the Closing Date; or (ii) Buyer’s failure to pay the Inventory Payment (less any amount remaining under dispute in good faith) if it is not paid by the thirtieth (30th) day following the Inventory Payment Date (the earlier of (i) and (ii), the “Noncompete Period”), without the prior written consent of Buyer, neither Zhone nor Seller shall (and shall cause each of its respective controlled affiliates not to) (collectively, the “Noncompete Parties”), on a worldwide basis, directly or indirectly, own, manage, operate or control any business or entity that engages in the design, manufacture or marketing of (a) any products or services provided by the Business as of the Closing Date or (b) any products or services substantially equivalent in form, fit and function to such products or services of the Business (“Competitive Business”); provided, however, that the foregoing covenants shall not prohibit, or be interpreted as prohibiting, any of the Noncompete Parties from:
          (a) Continuing anywhere in the world any of the following business activities conducted by any Noncompete Party on the date hereof: the design, manufacture or marketing of the SLMS product lines;
          (b) Marketing any competitive products or services (whether obtained from Buyer or any other business or entity) which constitute part of an overall system designed or manufactured by any Noncompete Party;
          (c) Making equity investments in any publicly-owned companies that conduct a Competitive Business, provided such investments do not confer more than a 10% equity interest in any such companies;
          (d) Acquiring any business or entity that conducts a Competitive Business if in the calendar year prior to such acquisition, the revenues of such business or entity from its Competitive Business do not constitute more than 50% of the total revenues of such business or entity; provided that if Seller acquires rights to any service level management product lines after the Closing Date, Buyer shall have a reasonable right of first refusal on such product lines in the event Seller seeks to dispose of such product lines during the Noncompete Period; or
          (e) Designing, manufacturing, marketing, distributing and/or selling products or services on behalf of or otherwise at the request of Buyer (e.g., pursuant to a manufacturing agreement with Buyer).
     9.6 Transition Services.
          (a) Duration and Scope. Between the Closing Date and March 31, 2007 (the “Transition Services Period”), Seller shall use reasonable efforts to provide Buyer with telecommunications, IT consulting and other services relating to the Business as set forth on Schedule 9.6 (the “Transition Services”).
          (b) Service Coordinators. Buyer and Seller shall each nominate a Representative to act as the primary contact person with respect to the provision of the Transition Services. The initial service coordinator for Buyer shall be James Nevelle, and the initial service coordinator for Seller shall be David Misunas.
          (c) Quality. The Transition Services shall be performed in a professional and workmanlike manner consistent with the quality of service generally provided by Seller prior to the Closing.
          (d) Limitation of Liability. BUYER AGREES THAT SELLER SHALL NOT BE LIABLE TO BUYER FOR ANY INDIRECT, SPECIAL, PUNITIVE, INCIDENTAL OR CONSEQUENTIAL LOSSES OR DAMAGES IN CONNECTION WITH THE TRANSITION SERVICES.
          (e) Personnel. Seller shall make available to Buyer two engineers for the provision of the Transition Services during the Transition Services Period. Seller shall be the sole employer of the persons providing the Transition Services. In that regard, Seller has the ultimate decision to hire, maintain or terminate any employee providing such services. If Buyer desires to hire any employee of Seller, it shall first confer with Seller and receive Seller’s prior written approval in order to ensure that Seller has adequate remaining personnel to provide the Transition Services without the need for additional training.
          (f) Facilities. Seller shall provide the Transition Services at such location as Seller deems reasonable and appropriate. If Seller determines to provide any portion of the Transition Services at Buyer’s facilities, Buyer shall make available relevant portions of its facilities, including, without limitation, office space and its telecommunications and computer systems to the extent reasonably requested or necessary to provide the Transition Services.
          (g) Costs and Expenses. Each party shall bear its own costs and expenses related to its obligations under the Transition Services, including, without limitation, the payment of any employees or consultants providing any services with respect thereto.
     9.7 Use of Paradyne Marks. Neither Buyer nor any of its affiliates shall have the right to use any names, marks, trade names, trademarks or service marks incorporating “Paradyne” by itself or in combination with any other name, including, without limitation, any corporate design logos associated with “Paradyne” or “Paradyne Networks” (together, the “Paradyne Marks”), and none of the rights thereto or goodwill represented thereby or pertaining thereto are being transferred hereby or in connection herewith but instead are expressly retained by Seller. Notwithstanding the foregoing, for a period of six (6) months after the Closing Date, Buyer shall have a royalty free, non-exclusive, limited license under Seller’s rights in the Paradyne Marks to market, promote, distribute and sell-off existing Inventory which is currently labeled, packaged or otherwise branded with one or more Paradyne Marks. Seller’s rights hereunder to use the Paradyne Marks shall extend to any Paradyne software or documentation which is distributed in conjunction with such Inventory in the same manner as distributed by Seller prior to the Closing. If any of the Inventory described above remains unsold after expiration of the six (6) month period, then Seller shall agree to a reasonable extension of the license period to enable Buyer to sell such remaining Inventory. Any and all goodwill generated by or otherwise associated with Buyer’s use of the Paradyne Marks shall inure to the benefit of Seller. Furthermore, if at any time Seller reasonably believes that Buyer is utilizing the Paradyne Marks in any manner not consistent with this license or in a manner that would tarnish or otherwise dilute the Paradyne Marks and/or Seller’s goodwill therein and Seller does not discontinue such offending behavior within ten (10) business days after receipt of notice thereof, then Seller shall have the right to terminate this license immediately upon notice to Buyer.
     9.8 Audited Financial Statements of Business. If Buyer determines, in its sole good faith judgment, that it is required to file with the Securities and Exchange Commission (the “SEC”) audited year-end financial statements and unaudited interim financial statements for the Business and the Purchased Assets, in each case prepared in accordance with Regulation S-X promulgated by the SEC, in order for Buyer to comply with its obligations under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, with respect to the transaction contemplated hereby (the “Required Financial Statements”), then Buyer may, at it sole cost and expense, cause to be prepared the Required Financial Statements for such periods as Buyer may determine, and Seller shall (i) cooperate with Buyer and the auditor selected by Buyer to audit any such Required Financial Statements to give Buyer and such auditor reasonable access to Seller’s financial records, files, personnel and advisors as may be reasonably necessary to permit Buyer’s preparation of such Required Financial Statement and to permit such auditor to perform its audit and issue its audit report in respect thereof; and (ii) use its commercially reasonable efforts to cause its personnel and advisors to cooperate with Buyer and such auditor regarding the matters addressed herein.
     9.9 Use of Excluded Assets and Agreements. If, despite making reasonable commercial efforts to do so, Buyer is not able to obtain replacements for any of Seller’s assets listed on Schedule 4.5 or secure any rights currently enjoyed by Seller under any of the Excluded Agreements listed on Schedule 1.2 necessary to operate the Business in the manner currently operated by Seller, then Seller shall use commercially reasonable efforts to provide to Buyer access to each such asset and the benefits of each such Excluded Agreement to enable Buyer to operate the Business in the manner currently operated by Seller until the earlier of (i) such time as it becomes commercially feasible for Buyer to obtain a replacement for such asset or Excluded Agreement or (ii) September 30, 2007, if the replacement of such asset or right becomes commercially available (whether or not cost-prohibitive) prior to such date, provided that Seller shall not be required to make any payments or agree to any material undertakings in connection with its obligations under this Section 9.9.
ARTICLE X.
TERMINATION OF AGREEMENT
     10.1 Termination. At any time prior to the Closing, this Agreement may be terminated as follows:
          (a) by written consent of each of the parties to this Agreement;
          (b) Buyer may terminate this Agreement by giving written notice to Seller at any time prior to the Closing (i) in the event Seller has breached any representation, warranty or covenant contained in this Agreement in any material respect, Buyer has notified Seller of such breach, and such breach has continued without cure for a period of ten (10) business days after the notice of breach or (ii) if the Closing shall not have occurred on or before December 31, 2006, by reason of the failure of any condition precedent under Article VIII (unless the failure results primarily from Buyer itself breaching any representation, warranty or covenant contained in this Agreement); and
          (c) Seller may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing (i) in the event Buyer has breached any representation, warranty or covenant contained in this Agreement in any material respect, Seller has notified Buyer of such breach, and such breach has continued without cure for a period of ten (10) business days after the notice of breach or (ii) if the Closing shall not have occurred on or before December 31, 2006, by reason of the failure of any condition precedent under Article VII (unless the failure results primarily from Seller itself breaching any representation, warranty or covenant contained in this Agreement).
     10.2 Effect of Termination. All obligations of the parties hereunder shall cease upon any termination pursuant to Section 10.1; provided, however, that the provisions of Section 6.5 and Articles X and XI shall survive any termination of this Agreement.
ARTICLE XI.
MISCELLANEOUS
     11.1 Fees and Expenses. Except as otherwise specified in this Agreement, each party hereto shall pay its own legal, accounting, out-of-pocket and other expenses incident to this Agreement and to any action taken by such party in preparation for carrying this Agreement into effect. Notwithstanding anything in the foregoing to the contrary, Buyer shall be responsible for any documentary and transfer taxes and any sales, use or other taxes imposed by reason of the transfer of the Purchased Assets provided hereunder and any deficiency, interest or penalty asserted with respect thereto, shall file in a timely manner all tax returns relating to such taxes and shall hold Seller harmless from same.
     11.2 Governing Law. This Agreement (including any claim or controversy arising out of or relating to this Agreement) shall be governed by the law of the State of California without regard to conflict of law principles that would result in the application of any law other than the law of the State of California.
     11.3 Notices. Any notice, request, demand or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given (a) if delivered or sent by facsimile transmission, upon receipt, (b) if sent by reputable courier service guaranteeing overnight delivery, on the next business day, or (c) if sent by registered or certified mail, upon the sooner of the date on which receipt is acknowledged or the expiration of three (3) business days after deposit in United States post office facilities properly addressed with postage prepaid. All notices to a party will be sent to the addresses set forth below or to such other address or person as such party may designate by notice to each other party hereunder:

To Seller:	Paradyne Networks, Inc.
7001 Oakport Street
Oakland, CA 94621
Attention: Chief Executive Officer
Fax: (510) 777-7001

With a copy to:	Latham & Watkins LLP
12636 High Bluff Drive, Suite 400
San Diego, CA 92130
Attention: Craig M. Garner, Esq.
Fax: (858) 523-5450

To Buyer:	Verso Technologies, Inc.
400 Galleria Parkway, Suite 200
Atlanta, GA 30339
Attention: Chief Financial Officer
Fax: (678) 589-3570

With a copy to:	Rogers & Hardin LLP
2700 International Tower
229 Peachtree Street N.E.
Atlanta, GA 30303
Attention: Robert C. Hussle, Esq.
Fax: (404) 525-2224
  Any notice given hereunder may be given on behalf of any party by its counsel or other authorized Representatives.
     11.4 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the parties and their respective successors and permitted assigns.
     11.5 Construction. Buyer and Seller have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

     11.6 Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party without the prior written consent of the other party. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.
     11.7 Captions and Gender. The captions in this Agreement are for convenience only and shall not affect the construction or interpretation of any term or provision hereof. The use in this Agreement of the masculine pronoun in reference to a party hereto shall be deemed to include the feminine or neuter, as the context may require.
     11.8 Execution in Counterparts. For the convenience of the parties and to facilitate execution, this Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same document.
     11.9 Amendments. This Agreement may not be amended or modified, nor may compliance with any condition or covenant set forth herein be waived, except by a writing duly and validly executed by each party hereto, or in the case of a waiver, the party waiving compliance.
     11.10 Public Disclosure. No party shall issue any press release or make any other public announcement relating to the subject matter of this Agreement without the prior written consent of the other party; provided, however, that any party may make any public disclosure it believes in good faith is required by applicable law or any listing agreement concerning its publicly-traded securities, provided such party gives prior written notice to the other party along with a copy of such public disclosure.
     11.11 Attorneys’ Fees. If either party to this Agreement brings an action to enforce its rights under this Agreement, the prevailing party shall be entitled to recover its costs and expenses, including, without limitation, reasonable attorneys’ fees and expenses, incurred by such party in connection with such action, including any appeal of such action.
     11.12 Force Majeure. No liability shall result to either party from any delay in performance or from non-performance (other than non-payment) caused by circumstances beyond the reasonable control of such party, including but not limited to, acts of God, fire, flood, explosion, war, action or request of governmental authority, accident, labor trouble or shortage, inability to obtain material, power, equipment or transportation, or any other circumstances of a similar or different nature beyond such party’s reasonable control.
     11.13 Entire Agreement. This Agreement, including the exhibits and schedules hereto, reflects the entire agreement of the parties with respect to the subject matter hereof and supersedes all previous written or oral negotiations, commitments and writings.
[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase Agreement to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, all as of the day and year first above written.

VERSO TECHNOLOGIES, INC.		PARADYNE NETWORKS, INC.

By:	/s/ Martin D. Kidder	By:	/s/ Kirk Misaka

Name:	Martin D. Kidder	Name:	Kirk Misaka

Title:	CFO	Title:	CFO

SOLELY FOR PURPOSES OF AGREEING TO BE BOUND
BY SECTIONS 9.1(b), 9.1(c) AND 9.5 OF THIS AGREEMENT:

ZHONE TECHNOLOGIES, INC.

By:	/s/ Kirk Misaka

Name:	Kirk Misaka

Title:	CFO

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EXHIBIT LIST
Exhibit A:	Form of IP Assignment Agreement
Exhibit B:	Form of License Agreement
Exhibit C:	Form of Bill of Sale
Exhibit D:	Form of Assignment of Contracts
Exhibit E:	Form of Assumption of Liabilities
Exhibit F:	Form of Adaptation of Reseller Agreement

SCHEDULE LIST
Schedule 1.1:	Purchased Assets
Schedule 1.2:	Excluded Agreements
Schedule 2.2(c):	Employee Liabilities
Schedule 2.2(d):	Commitments
Schedule 2.5:	Inventory
Schedule 4.3:	Authority of Seller
Schedule 4.4:	Title to Assets
Schedule 4.5:	Sufficiency of Assets
Schedule 4.8:	Intellectual Property
Schedule 4.9:	Litigation
Schedule 4.13:	Product Warranties
Schedule 5.3(c):	Buyer Required Consents
Schedule 8.4:	Seller Required Consents
Schedule 9.6:	Transition Services

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